Exhibit 99.1

Press Release, 2 March 2016

Interxion Reports Fourth Quarter and Full Year 2015 Results

AMSTERDAM 2 March 2016 – Interxion Holding NV (NYSE: INXN), a leading European provider of cloud and carrier-neutral colocation data centre services, announced its results today for the three months and year ended 31 December 2015.

“Our 2015 performance demonstrates the continued strength of our business model and the value that our customers receive from being colocated in our connectivity-rich and cloud-rich data centres across our European footprint. Our 2015 results include 14% recurring revenue growth, 17% Adjusted EBITDA growth, attractive margin gains, and high utilization, all of which lead to increased value for our shareholders.” said David Ruberg, Interxion’s Chief Executive Officer. “Our Communities of Interest market strategy helped drive our growth in 2015 and positions us well for growth in the future as the IT industry is in the early stages of investing in the shift from legacy IT to the cloud.”

Financial Highlights

•	Revenue for the fourth quarter and full year (FY) increased by 12% and 13% to €100.7 million and €386.6 million, respectively (4Q 2014: €89.9 million; FY 2014: €340.6 million)

•	Adjusted EBITDA[1] for the fourth quarter and full year increased by 16% and 17% to €44.9 million and €171.3 million, respectively (4Q 2014: €38.7 million; FY 2014: €146.4 million)

[1]	We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, M&A transaction costs, increase/(decrease) in provision for onerous lease contracts, M&A transaction break fee income, and income from sub-leases of unused data centre sites.

Press Release, 2 March 2016

•	Adjusted EBITDA margin for the fourth quarter and full year increased by 160 bps and 130 bps to 44.6% and 44.3%, respectively (4Q 2014: 43.0%; FY 2014: 43.0%)

•	Net profit for the fourth quarter and full year increased by 64% and 39% to €12.1 million and €48.6 million, respectively (4Q 2014: €7.4 million; FY 2014: €35.1 million)

•	Earnings per diluted share for the fourth quarter and full year increased by 55% and 38% to €0.17 and €0.69, respectively (4Q 2014: €0.11; FY 2014: €0.50)

•	Adjusted net profit[2] for the fourth quarter and full year increased by 69% and 17% to €12.1 million and €37.9 million, respectively (4Q 2014: €7.2 million; FY 2014: €32.5 million)

•	Adjusted earnings per diluted share[2] for the fourth quarter and full year increased by 70% and 17% to €0.17 and €0.54, respectively (4Q 2014: €0.10; FY 2014: €0.46)

•	Capital Expenditures, including intangible assets[3], were €42.0 million in the fourth quarter and €192.6 million for full year 2015

Operating Highlights

•	Equipped Space increased by 1,000 square metres in the fourth quarter and 7,700 square metres for the full year to 101,200 square metres

•	Revenue Generating Space increased by 1,100 square metres in the fourth quarter and 8,100 square metres for the full year to 79,100 square metres

[2]	Adjusted net profit is defined as Net profit excluding the impact of refinancing charges, M&A transaction costs, M&A transaction break fee income, profit on sale of financial asset, increase /(decrease) in the provision for onerous lease contracts, interest capitalised, and the related corporate income tax effect with respect to the foregoing items. Adjusted earnings per diluted share amounts are determined on Adjusted net profit.
[3]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 2 March 2016

•	Utilisation Rate was 78% at the end of the year

•	During the fourth quarter, Interxion opened the first phase of its DUS2 data centre in Dusseldorf and completed an expansion of its VIE2 data centre in Vienna

•	During the first quarter of 2016, Interxion opened the first phase of its FRA10 data centre in Frankfurt.

Quarterly Review

Revenue for the fourth quarter of 2015 was €100.7 million, a 12% increase over the fourth quarter of 2014 and a 3% increase over the third quarter of 2015. Recurring revenue was €95.1 million, a 14% increase over the fourth quarter of 2014 and a 3% increase over the third quarter of 2015. Recurring revenue in the quarter was 94% of total revenue.

Cost of sales in the fourth quarter of 2015 was €39.2 million, a 6% increase over the fourth quarter of 2014 and a 2% increase over the third quarter of 2015.

Gross profit was €61.4 million in the fourth quarter of 2015, a 16% increase over the fourth quarter of 2014 and a 3% increase over the third quarter of 2015.

Sales and marketing costs in the fourth quarter of 2015 were €7.4 million, a 13% increase compared to the fourth quarter of 2014 and a 6% increase over the third quarter of 2015. Other general and administrative costs4 were €9.2 million, a 19% increase compared to the fourth quarter of 2014 and a 4% increase compared to the third quarter of 2015.

Adjusted EBITDA for the fourth quarter of 2015 was €44.9 million, a 16% increase compared to the fourth quarter of 2014 and a 3% increase compared to the third quarter of 2015. Adjusted EBITDA margin was 44.6% in the fourth quarter of 2015 compared to 43.0% in the fourth quarter of 2014 and 44.6% in the third quarter of 2015.

[4]	Other general administrative costs represents general and administrative costs excluding depreciation, amortisation, impairments, share based payments, M&A transaction costs, and increase/(decrease) in provision for onerous lease contracts.

Press Release, 2 March 2016

Depreciation, amortisation, and impairments in the fourth quarter of 2015 was €20.2 million, an increase of 17% compared to the fourth quarter of 2014 and a slight decrease compared to the third quarter of 2015.

Operating profit during the fourth quarter of 2015 was €22.8 million, a 21% increase compared to the fourth quarter of 2014 and a 6% increase compared to the third quarter of 2015.

Net finance expense for the fourth quarter of 2015 was €8.1 million, a 1% increase compared to the fourth quarter of 2014, and a 26% increase compared to the third quarter of 2015, during which Interxion reported a €2.3 million gain as part of its net finance expense following the sale of a financial asset.

Income tax expense for the fourth quarter of 2015 was €2.6 million, a 26% decrease compared to the fourth quarter of 2014, and a 46% decrease compared to the third quarter of 2015.

Net profit was €12.1 million in the fourth quarter of 2015, a 64% increase compared to the fourth quarter of 2014 and a 17% increase compared to the third quarter of 2015.

Adjusted net profit was €12.1 million in the fourth quarter of 2015, a 69% increase compared to the fourth quarter of 2014 and a 39% increase compared to the third quarter of 2015.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €38.1 million in the fourth quarter of 2015, a 6% decrease compared to the fourth quarter of 2014, and an 11% decrease compared to the third quarter of 2015.

Capital expenditures, including intangible assets, were €42.0 million in the fourth quarter of 2015 compared to €47.8 million in the fourth quarter of 2014 and €35.3 million in the third quarter of 2015.

Press Release, 2 March 2016

Cash and cash equivalents were €58.6 million at 31 December 2015, compared to €99.9 million at year end 2014. Total borrowings, net of deferred revolving facility financing fees, were €555.1 million at year end 2015 compared to €560.6 million at year end 2014. As of 31 December 2015, the company’s revolving credit facility was undrawn.

Equipped space at year end 2015 was 101,200 square metres compared to 93,500 square metres at year end 2014 and 100,200 square metres at the end of the third quarter 2015. Revenue generating space at year end 2015 was 79,100 square metres compared to 71,000 square metres at year end 2014 and 78,000 square metres at the end of the third quarter 2015. Utilisation rate, the ratio of revenue-generating space to equipped space, was 78% at year end 2015 compared to 76% at year end 2014 and 78% at the end of the third quarter 2015.

Annual Review

Revenue for 2015 was €386.6 million, a 13% increase compared to 2014. Recurring revenue for 2015 was €365.2 million, a 14% increase compared to 2014, and accounted for 94% of total revenue in both 2015 and 2014.

Gross profit was €234.9 million in 2015, a 17% increase compared to 2014.

Sales and marketing costs for 2015 were €28.2 million, a 15% increase compared to 2014.

Adjusted EBITDA for 2015 was €171.3 million, a 17% increase compared to 2014. Adjusted EBITDA margin for 2015 was 44.3%, an increase of 130 bps compared to 2014.

Net profit was €48.6 million in 2015, an increase of 39% compared to 2014. Diluted earnings per share in 2015 were €0.69 on a weighted average of 70.5 million diluted shares, a 38% increase compared to €0.50 on a weighted average of 69.9 million diluted shares in 2014. Net profit and earnings per share in 2015 were impacted by €11.8 million of M&A transaction costs, €20.9 million of M&A transaction break fee

Press Release, 2 March 2016

income, and a €2.3 million gain on the sale of a financial asset. Net profit and earnings per share in 2014 were impacted by €0.3 million of M&A transaction costs and €0.6 million of refinancing costs.

Adjusted net profit was €37.9 million in 2015, a 17% increase compared to 2014. Adjusted earnings per diluted share were €0.54 on a weighted average of 70.5 million diluted shares, a 17% increase compared to €0.46 on a weighted average of 69.9 million diluted shares in 2014.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €169.4 million in 2015, an increase of 25% compared to 2014.

Capital expenditures, including intangible assets, were €192.6 million in 2015 compared to €216.3 million in 2014.

During 2015, Interxion opened 7,700 square metres of new Equipped Space capacity, and installed a net 8,100 Revenue Generating Square Metres, increasing utilisation to 78% from 76%.

Business Outlook

The company today is providing guidance for full year 2016:

Revenue	€416 million – €431 million

Adjusted EBITDA	€185 million – €195 million

Capital Expenditures (including intangibles)	€200 million – €220 million

Press Release, 2 March 2016

Conference Call to Discuss Results

Interxion will host a conference call today at 8:30 a.m. ET (1:30 pm GMT, 2:30 pm CET) to discuss Interxion’s 4Q and 2015 year end results.

To participate on this call, U.S. callers may dial toll free 1-866-966-1396; callers outside the U.S. may dial direct +44 (0) 2071 928 000. The conference ID for this call is ‘INXN’. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 8 March 2016. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 550 000. The replay access number is 25907881.

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations include, but are not limited to, the difficulty of reducing operating expenses in the short term, the inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”).

Interxion does not assume any obligation to update the forward-looking information contained in this report.

Press Release, 2 March 2016

Use of Non-IFRS Information

We define EBITDA as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, M&A transaction costs, increase/(decrease) in provision for onerous lease contracts, M&A transaction break fee income, and income from sub-leases of unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million revolving credit facility and €475 million 6.00% Senior Secured Notes due 2020.

A reconciliation from Net profit to EBITDA and from EBITDA to Adjusted EBITDA is provided in the notes to our consolidated income statement included elsewhere in this press release.

Adjusted earnings per diluted share amounts are determined on Adjusted net profit. Adjusted net profit is defined as Net profit excluding the impact of refinancing charges, M&A transaction costs, M&A transaction break fee income, profit on sale of financial asset, increase/(decrease) in the provision for onerous lease contracts, interest capitalised, and the related corporate income tax effect with respect to the foregoing items. A reconciliation from reported Net profit to Adjusted net profit is included elsewhere in this press release.

Other companies, however, may present EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net profit differently than we do. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net profit are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

Press Release, 2 March 2016

Interxion does not provide forward-looking estimates of Net profit, Operating profit, depreciation, amortisation, and impairments, share-based payments, M&A transaction costs, increase/(decrease) in provision for onerous lease contracts, M&A transaction break fee income, and income from sub-leases on unused data centre sites, which it uses to reconcile to Adjusted EBITDA. The Company is, therefore, unable to provide forward-looking reconciling information for Adjusted EBITDA.

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 41 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 600 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact information:

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@interxion.com

Press Release, 2 March 2016

INTERXION HOLDING NV

CONSOLIDATED INCOME STATEMENT

(in €‘000 – except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31 Dec 2015	31 Dec 2014	31 Dec 2015	31 Dec 2014
Revenue	100,653	89,922	386,560	340,624
Cost of sales	(39,204)	(36,968)	(151,613)	(139,075)

Gross profit	61,449	52,954	234,947	201,549
Other income	86	104	21,288	271
Sales and marketing costs	(7,385)	(6,530)	(28,217)	(24,551)
General and administrative costs	(31,370)	(27,685)	(132,505)	(98,884)

Operating profit	22,780	18,843	95,513	78,385
Net finance expense	(8,084)	(8,001)	(29,022)	(27,876)

Profit before taxation	14,696	10,842	66,491	50,509
Income tax expense	(2,557)	(3,457)	(17,925)	(15,449)

Net profit	12,139	7,385	48,566	35,060

Basic earnings per share: (€)	0.17	0.11	0.70	0.51
Diluted earnings per share: (€)	0.17	0.11	0.69	0.50

Number of shares outstanding at the end of the period (shares in thousands)	69,919	69,317	69,919	69,317
Weighted average number of shares for Basic EPS (shares in thousands)	69,736	69,235	69,579	69,048
Weighted average number of shares for Diluted EPS (shares in thousands)	70,675	70,132	70,499	69,922

			As at
Capacity metrics			31 Dec 2015	31 Dec 2014
Equipped space (in square meters)			101,200	93,500
Revenue generating space (in square meters)			79,100	71,000
Utilisation rate			78%	76%

Press Release, 2 March 2016

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: SEGMENT INFORMATION

(in €‘000 – except where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31 Dec	31 Dec	31 Dec	31 Dec
	2015	2014	2015	2014
Consolidated

Recurring revenue	95,074	83,718	365,175	319,184
Non-recurring revenue	5,579	6,204	21,385	21,440

Revenue	100,653	89,922	386,560	340,624

Adjusted EBITDA	44,910	38,701	171,276	146,387

Gross profit margin	61.1%	58.9%	60.8%	59.2%

Adjusted EBITDA margin	44.6%	43.0%	44.3%	43.0%

Total assets	1,252,064	1,173,103	1,252,064	1,173,103
Total liabilities	744,647	736,958	744,647	736,958
Capital expenditure, including intangible assets (a)	(41,961)	(47,821)	(192,636)	(216,277)

France, Germany, the Netherlands, and the UK

Recurring revenue	60,859	52,674	232,624	200,603
Non-recurring revenue	3,910	3,704	14,290	13,608

Revenue	64,769	56,378	246,914	214,211

Adjusted EBITDA	34,803	29,001	134,328	113,409

Gross profit margin	62.0%	60.1%	62.2%	60.9%

Adjusted EBITDA margin	53.7%	51.4%	54.4%	52.9%

Total assets	878,568	804,537	878,568	804,537
Total liabilities	196,996	166,250	196,996	166,250
Capital expenditure, including intangible assets (a)	(34,877)	(33,729)	(131,812)	(150,224)

Rest of Europe

Recurring revenue	34,215	31,044	132,551	118,581
Non-recurring revenue	1,669	2,500	7,095	7,832

Revenue	35,884	33,544	139,646	126,413

Adjusted EBITDA	20,764	18,075	78,868	67,273

Gross profit margin	65.9%	62.3%	64.6%	62.1%

Adjusted EBITDA margin	57.9%	53.9%	56.5%	53.2%

Total assets	309,218	290,455	309,218	290,455
Total liabilities	54,396	73,448	54,396	73,448
Capital expenditure, including intangible assets (a)	(5,568)	(12,788)	(55,004)	(60,436)

Corporate and other

Adjusted EBITDA	(10,657)	(8,375)	(41,920)	(34,295)

Total assets	64,278	78,111	64,278	78,111
Total liabilities	493,255	497,260	493,255	497,260
Capital expenditure, including intangible assets (a)	(1,516)	(1,304)	(5,820)	(5,617)

(a)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 2 March 2016

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: ADJUSTED EBITDA RECONCILIATION

(in €‘000 – except where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31 Dec	31 Dec	31 Dec	31 Dec
	2015	2014	2015	2014
Reconciliation to Adjusted EBITDA

Consolidated

Net profit	12,139	7,385	48,566	35,060
Income tax expense	2,557	3,457	17,925	15,449

Profit before taxation	14,696	10,842	66,491	50,509
Net finance expense	8,084	8,001	29,022	27,876

Operating profit	22,780	18,843	95,513	78,385
Depreciation, amortisation and impairments	20,186	17,307	78,229	62,177

EBITDA	42,966	36,150	173,742	140,562
Share-based payments	1,467	2,330	7,161	6,576
Increase/(decrease) in provision for onerous lease contracts	—	—	(184)	(805)
M&A transaction break fee income (a)	—	—	(20,923)	—
M&A transaction costs (b)	563	325	11,845	325
Income from sub-leases on unused data centre sites	(86)	(104)	(365)	(271)

Adjusted EBITDA	44,910	38,701	171,276	146,387

France, Germany, the Netherlands, and the UK

Operating profit	21,699	17,586	83,215	73,038
Depreciation, amortisation and impairments	12,990	11,161	50,317	40,129

EBITDA	34,689	28,747	133,532	113,167
Share-based payments	200	358	1,345	1,318
Increase/(decrease) in provision for onerous lease contracts	—	—	(184)	(805)
Income from sub-leases on unused data centre sites	(86)	(104)	(365)	(271)

Adjusted EBITDA	34,803	29,001	134,328	113,409

Rest of Europe

Operating profit	14,357	12,641	54,374	47,799
Depreciation, amortisation and impairments	6,213	5,128	23,688	18,514

EBITDA	20,570	17,769	78,062	66,313
Share-based payments	194	306	806	960

Adjusted EBITDA	20,764	18,075	78,868	67,273

Corporate and Other

Operating profit/(loss)	(13,276)	(11,384)	(42,076)	(42,452)
Depreciation, amortisation and impairments	983	1,018	4,224	3,534

EBITDA	(12,293)	(10,366)	(37,852)	(38,918)
Share-based payments	1,073	1,666	5,010	4,298
M&A transaction break fee income (a)	—	325	(20,923)	—
M&A transaction costs (b)	563	—	11,845	325

Adjusted EBITDA	(10,657)	(8,375)	(41,920)	(34,295)

(a)	On 9 March 2015 the Company signed the definitive agreement on an all-share merger (the “Implementation Agreement”) with TelecityGroup plc (“TelecityGroup”) on the terms as announced on 11 February 2015. Following termination of the Implementation Agreement on 29 May 2015, the Company received a cash break -up fee of £15 million from TelecityGroup which is reported within “Other income” in the consolidated income statement.
(b)	M&A transaction costs are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. In the year ended 31 December 2015, M&A transaction costs included €10.7 million related to the abandoned merger with TelecityGroup, and €1.1 related to other activity including the evaluation of potential asset acquisitions.

Press Release, 2 March 2016

INTERXION HOLDING NV

CONSOLIDATED BALANCE SHEET

(in €‘000 – except where stated otherwise)

(unaudited)

	As at
	31 Dec	31 Dec
	2015	2014
Non-current assets
Property, plant and equipment	999,072	895,184
Intangible assets	23,194	18,996
Deferred tax assets	23,024	30,064
Financial assets	—	774
Other non-current assets	6,686	5,750

	1,051,976	950,768

Current assets
Trade receivables and other current assets	141,534	120,762
Short term investments	—	1,650
Cash and cash equivalents	58,554	99,923

	200,088	222,335

Total assets	1,252,064	1,173,103

Shareholders’ equity
Share capital	6,992	6,932
Share premium	507,296	495,109
Foreign currency translation reserve	20,865	10,440
Hedging reserve, net of tax	(213)	(247)
Accumulated deficit	(27,523)	(76,089)

	507,417	436,145
Non-current liabilities
Trade payables and other liabilities	12,049	12,211
Deferred tax liabilities	9,951	7,029
Provision for onerous lease contracts	—	1,491
Borrowings	550,812	540,530

	572,812	561,261

Current liabilities
Trade payables and other liabilities	162,629	146,502
Income tax liabilities	2,738	4,690
Provision for onerous lease contracts	1,517	3,443
Borrowings	4,951	21,062

	171,835	175,697

Total liabilities	744,647	736,958

Total liabilities and shareholders’ equity	1,252,064	1,173,103

Press Release, 2 March 2016

INTERXION HOLDING NV

NOTES TO THE CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €‘000 – except where stated otherwise)

(unaudited)

	As at
	31 Dec 2015	31 Dec 2014

Borrowings net of cash and cash equivalents

Cash and cash equivalents (a)	58,554	99,923

6.00% Senior Secured Notes due 2020 (b)	475,503	475,643
Mortgages	44,073	31,487
Financial leases	34,582	52,857
Other borrowings	1,605	1,605

Borrowings excluding Revolving Facility deferred financing costs	555,763	561,592

Revolving Facility deferred financing costs (c)	(710)	(995)

Total borrowings	555,053	560,597

Borrowings net of cash and cash equivalents	496,499	460,674

(a)	Cash and cash equivalents include €4.9 million as of 31 December 2015 and €5.2 million as of 31 December 2014, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(b)	€475 million 6.00% Senior Secured Notes due 2020 include a premium on the additional issuance and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(c)	Deferred financing costs of €0.7 million as of 31 December 2015 were incurred in connection with the €100 million revolving facility.

Press Release, 2 March 2016

INTERXION HOLDING NV

CONSOLIDATED STATEMENT OF CASH FLOWS

(in €‘000 – except where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31 Dec 2015	31 Dec 2014	31 Dec 2015	31 Dec 2014
Net profit	12,139	7,385	48,566	35,060
Depreciation, amortisation and impairments	20,186	17,307	78,229	62,177
Provision for onerous lease contracts	(879)	(859)	(3,532)	(4,172)
Share-based payments	824	2,330	6,518	6,576
Net finance expense	8,084	8,001	29,022	27,876
Income tax expense	2,557	3,457	17,925	15,449

	42,911	37,621	176,728	142,966
Movements in trade receivables and other current assets	(9,799)	(4,949)	(19,380)	(24,026)
Movements in trade payables and other liabilities	4,973	7,871	12,040	16,478

Cash generated from operations	38,085	40,543	169,388	135,418
Interest and fees paid (a)	(1,393)	(1,394)	(30,522)	(25,166)
Interest received	35	233	152	471
Income tax paid	(2,781)	(2,154)	(11,948)	(6,305)

Net cash flows from / (used in) operating activities	33,946	37,228	127,070	104,418

Cash flows from investing activities
Purchase of property, plant and equipment	(40,487)	(46,662)	(186,115)	(212,938)
Purchase of intangible assets	(1,474)	(1,159)	(6,521)	(3,339)
Proceeds from sale of financial asset	—	—	3,063	—
Acquisition financial fixed assets	—	(1,650)	—	(1,650)
Redemption of short-term investments	—		1,650	—

Net cash flows from / (used in) investing activities	(41,961)	(49,471)	(187,923)	(217,927)

Cash flows from financing activities
Proceeds from exercised options	3,265	478	5,685	3,324
Proceeds from mortgages	14,850	—	14,850	9,185
Repayment of mortgages	(985)	(987)	(2,345)	(2,041)
Proceeds revolving facility	—	—	—	30,000
Repayments revolving facility	—	—	—	(30,000)
Proceeds 6.00% Senior Secured Notes due 2020	—	—	—	157,878
Interest received at issue of Additional Notes	—	—	—	2,600
Interest paid related to interest received at issue of Additional Notes	—	—	—	(2,600)
Transaction costs related to Senior Secured Facility	—	—	—	(646)
Repayment of other borrowings	31	(57)	—	(72)

Net cash flows from / (used in) financing activities	17,161	(566)	18,190	167,628
Effect of exchange rate changes on cash	(622)	(23)	1,294	114

Net increase / (decrease) in cash and cash equivalents	8,524	(12,832)	(41,369)	54,233
Cash and cash equivalents, beginning of period	50,030	112,755	99,923	45,690

Cash and cash equivalents, end of period	58,554	99,923	58,554	99,923

(a)	Interest paid is reported net of cash interest capitalized, which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 2 March 2016

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: ADJUSTED NET PROFIT RECONCILIATION

(in € ‘000 – except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31 Dec 2015	31 Dec 2014	31 Dec 2015	31 Dec 2014
	(€ in ‘000 - except per share data)
Net profit - as reported	12,139	7,385	48,566	35,060
Add back
+ Refinancing charges	—	—	—	616
+ M&A transaction costs	563	325	11,845	325

	563	325	11,845	941
Reverse
- M&A transaction break fee income	—	—	(20,923)	—
- Profit on sale of financial asset	—	—	(2,289)	—
- Increase / (decrease) in provision for onerous lease contracts	—	—	(184)	(805)
- Interest capitalised	(615)	(649)	(2,638)	(3,604)

	(615)	(649)	(26,034)	(4,409)

Tax effect of above add backs & reversals	13	91	3,547	867

Adjusted net profit	12,100	7,152	37,924	32,459

Reported basic EPS: (€)	0.17	0.11	0.70	0.51
Reported diluted EPS: (€)	0.17	0.11	0.69	0.50

Adjusted basic EPS: (€)	0.17	0.10	0.55	0.47
Adjusted diluted EPS: (€)	0.17	0.10	0.54	0.46

Press Release, 2 March 2016

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 2 March 2016

with Target Open Dates after 1 January 2015

Market	Project	CAPEX (a)(b) (€ million)	Equipped Space (a) (sqm)	Target Opening Dates
Amsterdam	AMS 7: Phases 1 - 6 New Build	115	7,600	fully opened
Amsterdam	AMS 8: Phases 1 - 2 New Build	50	2,600	4Q 2016
Copenhagen	CPH2: Phase 1 New Build	4	500	3Q 2016
Dublin	DUB3: Phases 1 - 2 New Build	28	1,200	4Q 2016
Dusseldorf	DUS 1: Phase 3 Expansion	3	400	fully opened
Dusseldorf	DUS 2: Phase 1 - 2 New Build	16	1,200	4Q 2015 - 2Q 2016 (c)
Frankfurt	FRA 10: Phases 1 - 4 New Build	92	4,800	1Q 2016 - 4Q 2016 (d)
Madrid	MAD 2: Phase 2 Expansion	4	800	fully opened
Marseille	MRS 1: Phases 1 - 2	30	2,200	4Q 2014 - 3Q 2016 (e)
Paris	PAR7: Phase 2	14	1,100	2Q 2017
Stockholm	STO 4: New Build	15	1,100	fully opened
Vienna	VIE 2: New Build	65	4,200	4Q 2014 - 3Q 2017 (f)
Total		€436	27,700

(a)	CAPEX and Equipped space are approximate and may change. Figures are rounded to nearest 100 sqm unless otherwise noted.
(b)	CAPEX reflects the total spend for the projects listed at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.
(c)	Phase 1 (600 square metres) became operational in 4Q 2015. Phase 2 (600 square metres) is scheduled to become operational in 2Q 2016.
(d)	Phases 1 and 2 (1,200 square metres each) are scheduled to become operational in 1Q 2016 and 2Q 2016, respectively; phases 3 & 4 (1,200 square metres each) are scheduled to become operational in 4Q 2016.
(e)	Phase 1 (600 square metres) became operational in 4Q 2014. The first 900 square metres of Phase 2 became available in 3Q 2015, and the final 800 square metres of Phase 2 is scheduled to become operational in 3Q 2016.
(f)	In 4Q 2014, 1,300 square metres became operational; in 1Q 2015, 600 square metres became operational; in 2Q 2015, 600 square metres became operational. In 4Q 2015, 300 square metres became operational. In 4Q 2016, 300 sqm is scheduled to become operational; another 1,100 square metres is scheduled to become operational between 2Q 2017 and 3Q 2017.